September 13, 2010

VIA EDGAR

Mr. John Cash

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Evercore Partners Inc.

File No. 1-32975

Dear Mr. Cash:

I am writing to confirm that we will respond on or before September 24, 2010 to your letter dated August 30, 2010 regarding the Securities and Exchange Commission Staff’s review of our Form 10-K for the fiscal year ended December 31, 2009, filed on February 22, 2010, and Form 10-Q for the period ended June 30, 2010, filed August 6, 2010.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.

Sincerely,

/s/ Robert B. Walsh

Robert B. Walsh

Chief Financial Officer

cc:	Tricia Armelin, Securities & Exchange Commission

Paul Pensa, Controller and Principal Accounting Officer

Adam Frankel, General Counsel and Corporate Secretary

Michael Thompson, Deloitte & Touche LLP